July 22, 2016

VIA EDGAR

Ms. Lisa Larkin
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: FORUM FUNDS
Adalta International Fund (the "Fund")
(File Nos. 811-03023 and 002-67052)

Dear Ms. Larkin:

On July 12, 2016, Forum Funds ("Registrant") filed a preliminary proxy statement on Schedule 14A ("Proxy Statement") with the U.S. Securities and Exchange Commission (the "SEC"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Friday, July 15, 2016, and the Registrant's responses to the comments. Terms not defined herein have the same meaning as in the Proxy Statement.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States, except to the extent otherwise legally permissible.

COMMENTS TO THE PRELIMINARY PROXY STATEMENT

Comment 1: Will the voluntary breakpoint in Adalta's advisory fee under the New Agreement be disclosed to shareholders in a supplement to the Fund's prospectus? Please consider relevant guidance relating to voluntary breakpoint disclosure as referenced in Form N-1A.

Response: The voluntary breakpoint in the Adviser's advisory fee to be paid under the New Agreement will be disclosed to shareholders in the Fund's next annual registration statement update, which is expected to be filed for effectiveness on or about August 1, 2016.

Comment 2: With respect to the disclosure explaining how the New Agreement differs from the Original Agreement in the section entitled "Information to Help You Understand and Vote on the Proposals," please supplementally confirm that there is no substantive difference between the language in the New Agreement and the language in Section 15(a)(3) of the Investment Company Act of 1940, as amended ("1940 Act").

Response: Registrant confirms that there is no substantive difference between the termination language in the New Agreement and the language in Section 15(a)(3) under the 1940 Act. Specifically, the New Agreement provides that it may be terminated "…at any time, without the payment of any penalty: (i) by the Board; [or] (ii) by a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to the Adviser…," which is consistent with the language in Section 15(a)(3) of the 1940 Act.

Comment 3: With respect to the disclosure explaining how the New Agreement differs from the Original Agreement in the section entitled "Information to Help You Understand and Vote on the Proposals," please supplementally explain the difference between the termination criteria in (i) and (ii) under the New Agreement.

Response: Registrant believes there is no substantive difference between the referenced termination provisions and has revised the disclosure consistent with the Staff's comment.

Comment 4: Supplementally explain why the additional termination provision, referenced above, was included in the New Agreement.

Response: The Original Agreement was first entered into on April 9, 2009. Since that date, Registrant has revised the language of its standard investment advisory agreement over time to make clarifying and other material and non-material updates. The additional termination provision, which was added to the Registrant's standard investment advisory agreement language, was adopted in the New Agreement upon the change in investment adviser from the Fund's predecessor adviser, BM&O, to the new adviser, Adalta.

Comment 5: Revise the date of the mailing referenced in the first paragraph of the Introduction in the proxy statement.

Response: Registrant has revised the date of the mailing consistent with the Staff's comment.

Comment 6: In the section entitled "Background Information," provide the information required by item 22(c)(1)(i) relating to the date of the Original Agreement and the date on which the Original Agreement was last submitted to a vote of shareholders.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 7: In the section entitled "Background Information," revise the first sentence of the second paragraph to be in plain English.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 8: With respect to the revenue sharing arrangement referenced in the section entitled "Considerations of the Board of Trustees," supplementally explain whether you believe the facts fall within the scope of Section 15(f) of the 1940 Act. If so, supplementally explain whether you believe the safe harbor may be invoked.

Response: Registrant respectfully declines to take a position as to whether the circumstances implicate Section 15(f) of the 1940 Act. Registrant has been advised by BM&O that, in BM&O's view, the facts do not implicate Section 15(f) of the 1940 Act because the revenue sharing arrangement does not arise out of a "sale of securities of, or a sale of any other interest in," BM&O or result in a change in control of BM&O or an assignment of BM&O's advisory contract with respect to the Fund. If Section 15(f) were to be implicated under these facts, BM&O believes that it could rely on the safe harbor afforded by that section as the revenue sharing arrangement will not impact the Fund's expenses or otherwise impose an unfair burden on the Fund.

Comment 9: Supplementally explain how long the revenue sharing arrangement is expected to be in place.

Response: The revenue sharing arrangement is anticipated to remain in effect in perpetuity.

Comment 10: Supplementally explain whether the Fund will bear any expenses in connection with the revenue sharing arrangement.

Response: Registrant confirms that the Fund will not bear any expenses in connection with the revenue sharing arrangement between Adalta and BM&O.

Comment 11: Provide the information required by Item 22(c)(13) relating to commissions paid to affiliated brokers.

Response: Registrant respectfully refers the Staff to the disclosure included under the section entitled, "Other Matters," where the Registrant has already disclosed the information required by Item 22(c)(13) referenced above.

Comment 12: Provide the information required by Item 23 relating to "house holding."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

Cc: Stacy L. Fuller, Esq.
K&L Gates LLP